Century Therapeutics, Inc.

3675 Market Street

Philadelphia, PA 19104

July 11, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Michael Davis

Re:        Century Therapeutics, Inc.

Registration Statement on Form S-3
Filed July 1, 2022 (File No. 333-265975)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended,   Century Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-265975) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:05 PM, Eastern Time, on July 13, 2022, or as soon thereafter as is practicable.

Please contact Rachael M. Bushey of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4331 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

Very truly yours,

CENTURY THERAPEUTICS, INC.

By:	/s/ Osvaldo Flores, Ph.D.
	Name:	Osvaldo Flores, Ph.D.
	Title:	President and Chief Executive Officer